

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 9, 2021

Nicholas King
Chief Executive Officer
VV Markets LLC
2800 Patterson Ave Ste. 300
Richmond, VA 23221

> **Re: VV Markets LLC**
> **Amendment No. 3 to Offering Statement on Form 1-A**
> **Filed December 23, 2020**
> **File No. 024-11306**

Dear Mr. King:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 23, 2020 letter.

Amendment No. 3 to Offering Statement on Form 1-A

Asset Cost of the Series

1. We note your response to our prior comment 2 and reissue it in part. Your disclosure states that the Manager purchased the series assets for $40,961.38, and will sell the series assets to the Company for $42,000, and the difference appears to be based on holding costs incurred by the Manager. Please explain these holding costs. Please also tell us how you account for the shipping, storage, and insurances costs that were part of the initial $40,961.38 series asset purchase price. We also note that a third party values your current asset series asset at $48,794. Please explain why the asset sellers were willing to sell the series assets to you at less than market value. Please also describe the payments made to your Manager under your section discussing Potential Conflicts of Interest.

2.   As indicated in our prior comment 2, there are conflicting statements throughout the offering statement regarding when the series assets will be purchased by the Manager and subsequently, by the Company. For example, in the Asset Cost of the Series section, you state that "[u]pon completion of the offering, the Manager will acquire the wines from the Asset Sellers." In the Asset Acquisition by Manager and by Series section, you state "[t]he Manager purchased the assets from the sellers on September 24, 2020, October 18, 2020, and October 30, 2020." In the Description of Series Asset section, you state "[t]he Company, per its agreement (PSA) with the Manager, will purchase these assets for $42,000 subject to qualification of this offering and the investment of sufficient funds in the offering." In the Description of Series Asset section, you state "[t]hese Company assets have been acquired by the Manager, VinVesto, Inc. from its sources, and have been sold to the Company." These are just examples. Please revise throughout your Offering Circular to clarify these inconsistencies.

Compensation

3.   Please update this section to reflect any compensation during your last completed fiscal year.

Exclusive Jurisdiction

4.   We note your response and amended disclosure in response to our prior comment 4. In light of your response, that federal or state courts in the City of Richmond, Virginia, is the exclusive jurisdiction for claims brought against you and the manager, please remove references to section 15.08 of your operating agreement and references to the Delaware courts from your Exclusive Jurisdiction section. Additionally, please file your operating agreement as an exhibit.

Financial Statements

5.   Please provide the required audited financial statements and auditor consent. See Part F/S(c) and Item 17.11 of Part III in Form 1-A.

Government Regulation

6.   Please discuss all licenses required to operate the business, and the status of obtaining those licenses.

Management's Discussion and Analysis of Financial Condition
Operating Results

7.   We note several references in your disclosure of operating results and liquidity to the period as of June 30, 2020. Please revise your disclosure to be consistent with the period for which financial statements are required. See Item 9 of Part II in Form 1-A.

Market Assessment

8. We note your response to our prior comment 6. Please enhance your disclosure by providing a description of how you will value the series assets using the various websites that you mentioned, including for example, whether and to what extent your advisory board will play a role. In this light, we note that you purchased the current series asset for $40,961.48 and have disclosed that it has a current market value of $48,794. Please clarify.

Minimum and Maximum Investment

9. We note a reference in this section to selling securityholders. Please remove this reference, unless you plan to add selling securityholders to this offering.

Part I

10. In Item 3, we note that you have checked the box that "bad actor" disclosure under Rule 262(d) is provided in Part II of the offering statement. Please provide the appropriate disclosure in Part II or correct the check box in Part I.

11. We note your revised disclosure in response to our prior comment 1. Please revise Item 4 to reflect the midpoint of the range of the price per security. Also, you also indicate that the value of the securities being offered on behalf of the issuer is $0; please revise.

Plan of Distribution

12. We reissue our prior comment 8 in part. To better understand the role of the VinVesto platform, please revise to provide a detailed explanation of the process, starting from initial issuance of shares to recording of trades in the distributed ledger and book-entry ledgers, including the clearance and settlement process. In doing so, please describe the role of each participant in the process, including, but not limited to, you, the Manager, the officers of the Manager, and North Capital Investment Technology. In addition, you state that one of the duties of the Manager is to coordinate the receipt, collection, processing and acceptance of subscription agreements, but this will be done "together with the broker of record." Please tell us whether you intend to engage a broker-dealer in connection with the offering

Storage

13. The agreement with Domaine DC filed as exhibit 17.6 appears to be a proposal for a three month term which ended December 11, 2020. Please advise.

Summary Overview

14.   We note your updated disclosure that states that the Company will purchase the assets subject to "qualification of this offering and the investment of sufficient funds in the offering." Please define "sufficient funds" so that investors are clear on the terms of the purchase conditions.

The Company's planned use of proceeds...

15.   We note your amended disclosure in response to our prior comment 7 and reissue our comment. Please ensure that the formatting for your planned use of proceeds, as well as other tables and charts in the 1-A, is readable. Please revise so that the planned use of proceeds table clearly shows the total proceeds from the offering that you are using to allocate your expenses. Please also explain how you calculated the sourcing fee of $3,348.52 to be paid to the Manager, and how this is consistent with your disclosure explaining how you calculate the sourcing fee.

16.   We note your disclosure that total fees and expenses are paid to the manager, who pays the storage and insurance fees to the third party partners. However, we note the separate line items for each of "Storage and Maintenance Costs" and "Insurance Costs" for $1,000 each. Please revise to clarify.

Underlying Asset

17.   You disclose that in the event any wines in the underlying collection are no longer available on the market, or the price has increased to on that you do not believe is advantageous, you may acquire a wine that is viewed as similar value with similar investment merits. Please explain whether you would make this change prior to qualification of the offering document. Please also tell us how you plan to make investors aware of such a change. Please also reconcile this with your statement elsewhere that the manager will purchase the underlying assets prior to qualification of the offering.

General

18.   Please comprehensively revise your Offering Circular to comply with the all of the requirements of Regulation A and Form 1-A. As currently formatted, the disclosure throughout the Offering Circular is difficult to follow and it is unclear where pages begin and end and where new sections begin. Please revise the format to present the information in a clear, concise and understandable manner so that the document is easily readable. Refer to Rule 253(d) of Regulation A. Please also include page numbers as required by Rule 252(b). We further note there are numerous instances where your Offering Circular, as currently drafted, fails to comply. As one example, the cover page of the Offering Circular is dated incorrectly, and does not specify which disclosure format is being used, the legend required by Rule 253(f), the cover page legend required for Tier II offerings, and much of the information required by Part II, Item 1 of Form 1-A, including the fee

table, termination date, minimum required sale amount, and arrangements to place funds into escrow. Your offering circular cover page must also be limited to one page, and the beginning and end of each page should be clearly delineated. Please comprehensively revise the format and content of your Offering Circular so that it is in compliance.

19. We note the materials that you submitted as testing-the-waters materials in addition to your other Twitter posts that were not submitted as testing-the-waters materials. Please tell us why you believe these posts are appropriate given that, based on the receipts for the underlying assets, it appears that you have not purchased any of the specific wines referenced in your posts. Please also tell us how you have calculated the market value, risk scores, max value and total return in these posts, and why you believe it is appropriate to cite such metrics. Some of these posts also suggest that you own these collections already, such as the "VinVesto Burgundy Collection" which you state is "our" collection. Please advise. We also note that the legend that you have included on the photos, "This is not intended to be investment advice. Seek a duly licensed professional for investment advice. Past performance does not guarantee future performance" does not comply with the requirements of 255(b) of Regulation A. Please revise to include the legend required by Rule 255(a) on any social media test-the-waters posts. .

20. We note the disclaimer that is included as an embedded link at the bottom of your website. Please remove the link so that the information in the disclaimer appears directly on the homepage. Please also remove the language stating that the information contained in your website neither constitutes an offer for nor solicitation of interest in any specific securities offerings. Under Rule 255(a), test-the-waters materials are deemed to be an offer of a security for sale for purposes of the antifraud provisions of the federal securities laws. Please also remove the statement that this disclaimer is deemed to be incorporated into any social media communication, advertisement, email, messages, or other communication or disclosure, as the specific communication must itself contain the disclaimer required by Rule 255(b). Please also revise the disclaimer to include the entirety of Rule 255(b) of Regulation A.

21. We note that a portion of your website includes language and a coordinating chart that projects low volatility, strong returns, and downside protection in the wine industry. Please tell us why you believe this is appropriate, particularly because you do not guarantee downside protection for the investments you are offering. Please revise to make these points clear or tell us why your current presentation is appropriate. Please also revise to make clear that the quotes from Bloomberg, Forbes and S&P Global relate to wine generally, and not to investments made through your company.

You may contact Scott Stringer at 202-551-3272 or Doug Jones at 202-551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact Cara Wirth at 202-551-7127 or Erin Jaskot at 202-551-3442 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Christopher E. Gatewood